Filed Pursuant to Rule 433

Registraiton Statement Number 333-264388

June 29, 2022

Title: How to Target Leveraged Exposure to Trending Sectors and Themes

Abstract: Sophisticated investors looking to add targeted leveraged exposure to stocks in trending sectors should consider their options. Is a broad-based tech index, like the Technology Select Sector Index, which omits members of FAANG, an effective representation of the technology sector? Learn how you can gain concentrated 3x, or -3x leveraged exposure to some of the most popular segments of the market like big tech, big oil, big banks, and more.

Join our experts from REX Shares, Tuttle Capital Management, and Magnifi by TIFIN for a virtual panel discussion about:

•	Different types of trading products

•	How these products trade

•	Sophisticated investors most likely to benefit from these products

•	Tools for advisors to discover, analyze, and propose strategies

Panel:

1.	Matt Barley, RICP® - Moderator

2.	Vince Dilullo, Managing Director at REX Shares

3.	Matthew Tuttle, Chief Executive Officer and Chief Investment Officer of Tuttle Capital Management, LLC

About MicroSectors:

MicroSectors is the business line of REX Shares that provides targeted exposure to specific market sectors such as Big Tech, Big Banks, Big Oil, or Gold Miners. We partner with issuers to create leveraged and inverse leveraged trading tools offering sophisticated investors concentrated trades in these sectors. We consider it “Trading the stocks you know in the sectors you follow.”

Panel Discussion Questions for REX shares:

1.       How do your products at REX differ from other trading vehicles in the market today? Or said another way, what is the MicroSectors brand all about?

REX: Our focus at REX is to partner with issuers to build innovative, first-to-market, trading products that provide sophisticated investors exposure to popular market segments. We do this by filtering the largest and most actively traded stocks in a particular sector into a concentrated “microsector.” The indices that we develop help sophisticated investors gain access to these “micro sectors” in order to get targeted exposure to the names that they know, in the sectors they want to follow and trade. An example of this is in the technology sector; some investors may think they can simply invest in the technology sector by investing in an exchange traded product that tracks the Nasdaq-100 Index or the Technology Select Sector Index. However, we believe that if an investor wants “pure” technology exposure, there may be alternative solutions. On the one hand, the Nasdaq 100 includes the 100 or so largest non-financial companies listed on the Nasdaq stock exchange. It includes the tech-enabled and tech-focused FAANG stocks, but it also includes non-tech stocks like Starbucks, Pepsi, Costco, to name a few. On the other hand, the Technology Select Sector Index includes tech-enabled and tech-focused stocks, but only includes Apple Inc. from the list of FAANG stocks.

In partnership with Solactive, we developed the Solactive FANG & Innovation Index because we believed that investors wanted, and the market was missing, a pure-tech index that focused exclusively on U.S. securities. The Solactive FANG Innovation Index was created to provide concentrated exposure to 15 of the largest, most highly liquid U.S. stocks focused on driving innovation in technology. The index is designed to track the price movements of a portfolio of core components including ALPHABET INC., AMAZON.COM, INC., APPLE INC., FACEBOOK, INC, MICROSOFT CORPORATION, NVIDIA CORPORATION, NETFLIX, INC.,TESLA, INC. and the next largest, most liquid, tech-enabled stocks listed and headquartered in the United States, or as we call it, FAANG and friends.

For sophisticated investors that want access to trading tools linked to technology sectors; they can choose between certain leveraged products linked to broader technology indices, such as the Nasdaq 100 or the Technology Select Sector Index or leveraged products like BULZ and BERZ linked to the pure-tech index of Solactive FANG Innovation Index.

2.       Can you talk about the primary differences between Exchange Traded Notes and Exchange Traded Funds?

REX: One of the primary differences between an Exchange Traded Note or ETN and an Exchange Traded Fund or ETF is that ETNs are senior unsecured debt instruments that are typically issued by a bank and unlike an ETF, they are not backed by any specific assets. For example, if an ETN is linked to a stock index, the issuer will not own a pool of the relevant stocks for the benefit of ETN owners. Accordingly, ETNs are subject to the issuer’s credit risk, and changes in the issuer’s credit ratings may affect their market value. An ETN does not hold or invest in any assets. Instead, its payments are linked mathematically to the performance of the underlying index or other asset. Also, an ETN does not have an investment manager or investment advisor. ETNs include fees that impact an investor’s returns. Typically, for ETNs that seek to replicate an index, an investor fee will reduce the potential return on the ETNs. In addition, for leveraged and inverse leveraged ETNs, an additional financing fee or similar fee will reduce the potential return on the ETNs. An ETN’s fees will be set forth in the relevant offering documents. In the case of MicroSectors branded ETNs, the ETNs are issued by Bank of Montreal.

3.       So far, a majority of the MicroSectors indices have been used in leveraged and inverse ETNs. Who uses these kinds of products and what is the typical holding period for these types of products?

REX: This might be a better question for Matt, as he has a history of trading these products, but typically, leveraged and inverse leveraged exchanged traded products have short-term intended holding periods, sometimes as short as a single-day, and these holdings should be monitored frequently. Typically, investors in these products are registered investment advisors (RIAs) and hedge funds, among other sophisticated investors. Leveraged and inverse leveraged investments are not a traditional buy-and-hold investment strategy and should be part of an overall diversified investment strategy within a portfolio.

4.       Why did REX focus initially on Big Banks, Big Oil and FANG stock baskets?

REX: As mentioned earlier, the goal with MicroSectors is to partner with product issuers to create novel products that provide sophisticated investors with access to the stocks they know in the sectors they follow. When we analyzed the investable universe and marketplace, we thought that there was an opportunity to create products that focused only on the “micro sector.” For example, that included a FAANG-focused technology index, an index of only the 10 largest US banks and an index of only the 10 largest US oil companies.

We discussed the differences between the Nasdaq 100 Index, the Technology Select Sector Index and the Solactive FANG & Innovation Index. Additional sectors that we thought a “micro sector” could have product-market fit was within the financial and energy sectors. Traditionally, financial sector indices include stocks classified as banks, insurance companies, REITs, credit card companies, exchanges, and financial technology companies. We zoomed in and developed the Solactive MicroSectors U.S. Big Bank Index that offers investors exposure to the ten largest U.S. banks. Sophisticated investors can gain access to the “Big Bank” index with BNKU, the MicroSectors Big Bank 3X Leveraged ETN and BNKD, the MicroSectors Big Bank -3X Inverse Leveraged ETN

Additionally, we developed two energy focused indices. The first index was the Solactive MicroSectors U.S. Big Oil Index that offers investors exposure to the ten largest U.S. oil companies and the Solactive MicroSectors Oil & Gas Exploration & Production Index that offers investors exposure to an oil and gas exploration and production index that is sector weighted with 50% in upstream energy companies, 30% in integrated oil and gas companies, and 20% in down and midstream energy companies. Sophisticated investors can gain access to the “E&P” index with OILU, the MicroSectors Oil & Gas Exploration & Production 3X Leveraged ETN and OILD, the MicroSectors Oil & Gas Exploration & Production -3X Inverse Leveraged ETN and to the “Big Oil” index with NRGU, the MicroSectors Big Oil 3X Leveraged ETN and NRGD, the MicroSectors Big Oil -3X Inverse Leveraged ETN.

5.       What type of behavior do these products exhibit in the market and how are they traded?

REX: While daily resetting leveraged products can outperform in a market whose performance if positively trending, they will likely significantly underperform in a market whose performance is flat to negatively trending.

ETNs with daily resetting leverage, like those discussed today, are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. Unlike investments that set its leverage once at inception, daily resetting ETNs are designed to achieve their stated investment objectives on a daily basis. For example, if the ETN has daily resetting 3X leverage, then the indicative value should be 3 times the percentage change of the underlying index for that day. Due to the embedded leverage in many of the products discussed today, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from a return on a direct leveraged long or leveraged short investment in the Index. Investors should monitor their investments in daily resetting leveraged ETNs daily, and they may not be suitable for investors who plan to hold them for a period longer than one day or who have a “buy and hold” investment strategy.

IMPORTANT NOTICE:

Bank of Montreal, the issuer of the ETNs discussed in this document (“Bank of Montreal” or the “Issuer”), has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and prospectus with the Securities and Exchange Commission (the “SEC”) for each of the offerings to which this presentation relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplements, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.

•	The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal’s credit risk.

•	Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

•	The leveraged and leveraged inverse ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs.

•	The ETNs are not suitable for investors with longer-term investment objectives. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting investment results, which are leveraged as to these ETNs.

•	Please see the “Risk Factors” section in the applicable pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.